UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

8/F, T3 Xihuan Plaza, 1 Xizhimenwai Avenue, Xicheng District,

Beijing 100044, the People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Adoption of Fifth Amended and Restated Memorandum and Articles of Association

On August 1, 2012, SouFun Holdings Limited (the “Company”) held its 2012 annual general meeting of shareholders. During the meeting, the shareholders passed a special resolution approving the amendments to the Company’s Articles of Association and the adoption of the fifth amended and restated Memorandum and Articles of Association, to allow holders of the Company’s Class B ordinary shares to pledge the Class B ordinary shares without causing such Class B ordinary shares to automatically convert into Class A ordinary shares of the Company. Attached as Exhibit 99.2 to this Form 6-K is the Company’s fifth amended and restated Memorandum and Articles of Association.

This Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-181407).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: August 3, 2012

Exhibit Index

Exhibit 99.1 —Press Release

Exhibit 99.2 —Fifth Amended and Restated Memorandum and Articles of Association